

Chris Lowe · 3rd

Founder / CTO at Evaluate

Greater Sydney Area · 500+ connections · **Contact info**

◪ **Offspring Digital**

▥ **Southern Cross University**

Experience

Managing Partner / Technical Director
Offspring Digital
Jun 2013 – Present · 7 yrs 11 mos
Hanoi, Vietnam

Chief Technology Officer
Vampr · Full-time
Nov 2019 – Present · 1 yr 6 mos

Founder / CTO
Evaluate · Part-time
Jul 2019 – Present · 1 yr 10 mos

Technical Director
Brickman Mobile Games
Jan 2010 – Dec 2016 · 7 yrs
Sydney Area, Australia

Academic Advisory Board
Academy of Information Technology
2009 – 2014 · 5 yrs

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Education

Southern Cross University
Bachelor of Information Technology, Information Systems
1997 – 2000

TAFE
Certificate IV, Small Business Administration/Management, Complete
2006

TAFE
Certificate IV, Workplace Assessment and Training
2005

Licenses & certifications



Google Analytics
Google
Issued Aug 2020 · No Expiration Date
Credential ID 57032894

See credential



Swift Programming Language First Look
lynda.com
Issued Dec 2014 · No Expiration Date
Credential ID DB84E5

See credential



iOS App Development with Swift Essential Training
lynda.com
Issued Dec 2014 · No Expiration Date
Credential ID D5D699

See credential

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